Mail Stop 6010


      June 28, 2005


Via U.S. Mail and Facsimile to (403) 295-4901

Werner Gartner
Principal Financial Officer
Novatel, Inc.
1120 - 68th Avenue N.E.
Calgary, Alberta, Canada
T2E 8S5


	Re:	Novatel Inc.
		Form 20-F for the Year Ended December 31, 2004
		Filed May 24, 2005
      File No. 000-29004

Dear Mr. Gartner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F for the Fiscal-Year Ended December 31, 2004

Item 15. Controls and Procedures, page 67

1. We note your disclosure that management has concluded that your disclosure controls and procedures are "effective and designed to ensure that material information relating to the Company should be made known to them by others within those entities." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Note 2 Significant Accounting Policies, page F-8

n) Investment Tax Credits, page F-11

2. We see on page F-5 that in 2004 you recorded a benefit from investment tax credits of CDN$4.4 million and see you presented this amount as income from continuing operations before income taxes. Please respond in detail to the following:
* We note you account for investment tax credits using the cost reduction method under Canadian generally accepted accounting principles. Please tell us how U.S. generally accepted accounting principles requires you to account for the recognition of the investment tax credits. Provide an enhanced discussion of the events that occurred which lead to its recognition and the journal entries you recorded in connection with the 2004 investment tax credit transactions. Additionally, please cite the accounting literature upon which you relied to support your U.S. generally accepted accounting principles accounting requirements for investment tax credits.
* We also note that you have presented the investment tax credit benefit as part of income from continuing operations before income taxes. Please explain how you determined this was the proper presentation of the benefit under U.S. generally accepted accounting principles and cite the authoritative literature upon which you relied to make this conclusion.

Consider the need to revise Note 22 to quantify and disclose all accounting and presentation differences between U.S. and Canadian generally accepted accounting principles. We may have further comments based on your response.



       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Werner Gartner
Novatel, Inc.
June 28, 2005
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